September
11, 2018

Via E-mail
Daniel Vinson
Director, Chief Executive Officer and Vice President
Barclays Commercial Mortgage Securities LLC
745 Seventh Avenue
New York, NY 10019

               Re:    Barclays Commercial Mortgage Securities LLC
                      Registration Statement on Form SF-3
                      Filed August 15, 2018
                      File No. 333-226850

Dear Mr. Vinson:

        We have conducted a limited review of your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

Retained Interests in This Securitization, page 187

   1. We note your disclosure that Barclays Bank PLC or its affiliates may retain or own in the future certain classes of certificates, and that any such party will have the right to dispose of such certificates at any time. Please revise to make clear that any such right to dispose is subject to any applicable hedging, transfer and financing restrictions set forth in
      Regulation RR.
 Daniel Vinson
Barclays Commercial Mortgage Securities LLC
September 11, 2018
Page 2

The Asset Representations Reviewer

Asset Review   Asset Review Trigger, page 317

       2. In discussing the example of why your asset review trigger is appropriate, we note your reference to prior pools of commercial mortgage loans for which Barclays (or its predecessors) was a sponsor in a public offering of CMBS with a securitization closing date on or after a date no earlier than nine years after the calendar quarter in which the securitization occurs. If you do intend to refer to prior securitizations, please revise your bracketed language to refer to a date no earlier than nine years before the calendar quarter in which the securitization occurs.

Part II   Information Not Required in Prospectus

Item 14. Exhibits.

       3. In your next amendment, please file the form of depositor certification by the chief executive officer as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K and
          General Instruction I.B.1.(a) of Form SF-3.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3313 if you have questions.


                                                                Sincerely,

                                                                /s/ Rolaine S.
Bancroft

                                                                Rolaine S.
Bancroft
                                                                Senior Special
Counsel
                                                                Office of
Structured Finance


 cc:      Anna Glick, Cadwalader, Wickersham & Taft LLP